UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13(a)-16 or 15(d) of the Securities Exchange Act of 1934

Date of Report: November 6, 2024

JUPITER GOLD CORPORATION

(Exact name of registrant as specified in its charter)

Republic of the Marshall Islands	333-214872	Not Applicable
(Jurisdiction of incorporation or organization)	(Commission File Number)	(Translation of Registrant’s name into English)

Rua Antônio de Albuquerque, 156, Suite 1720 Belo Horizonte, Minas Gerais, Brazil, 30112-010 (Address of principal executive office)

Marc Fogassa

Rua Antônio de Albuquerque, 156, Suite 1720

Belo Horizonte, Minas Gerais, Brazil, 30112-010

Telephone: (888) 412-0210

Email: marc.fogassa@jupitergoldcorp.com

(Name, Telephone, Address and E-mail of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F

☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant if submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Common Stock, par value $0.001 per share

(Title of Class)

Entry into the Agreement and Plan of Merger

On October 31, 2024, Jupiter Gold Corporation, a Republic of the Marshall Islands corporation (“Jupiter”) and Apollo Resources Corporation, a Republic of the Marshall Islands corporation (“Apollo”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Apollo will merge with and into Jupiter (the “Merger”), with Jupiter continuing its corporate existence as the surviving corporation (the “Surviving Corporation”). Capitalized terms not defined herein have shall have the meaning set forth in the Merger Agreement.

In connection with the Merger, immediately prior to the Effective Time (as defined below), each share of Apollo common stock and Apollo preferred stock (collectively, “Outstanding Apollo Securities”) that is issued and outstanding immediately prior to the Effective Time will be cancelled and converted into the number of shares of Jupiter common stock, par value $0.001 per share, equal to the Exchange Ratio (such aggregate consideration is referred to as the “Merger Consideration”). The Merger Agreement provides that the “Exchange Ratio” is equal to 6.6208 and is calculated by dividing (i) the Apollo per share value of $5.0179, by (ii) the Jupiter per share value of $0.7579. Jupiter has appointed West Coast Stock Transfer, Inc. as the exchange agent for the purpose of exchanging certificates, if any, representing the Outstanding Apollo Securities and each share of Outstanding Apollo Security held in book-entry form on the stock transfer books of Apollo immediately prior to the Effective Time, in either case, for the portion of the Merger Consideration issuable in respect of such Outstanding Apollo Security pursuant to the Merger Agreement.

The Merger Agreement contains customary representations and warranties and covenants made by both parties. The obligation of the parties to consummate the transactions contemplated by the Merger Agreement is subject to the satisfaction or waiver of a number of customary conditions, including, without limitation, (i) approval of the transactions contemplated under the Merger Agreement by the requisite vote of the shareholders of Jupiter and Apollo, respectively, (ii) Apollo delivering letters of transmittal to Jupiter executed by at least 95% of the Outstanding Apollo Securities, which will include a waiver of their appraisal or dissenters’ rights under the Marshall Islands Business Corporations Act (the “BCA”), and (iii) Apollo having performed or complied in all material respects with all agreements and covenants required by the Merger Agreement on or prior to the Effective Time. The parties to the Merger Agreement will, as promptly as practicable, but in no event later than five (5) business days after the closing conditions set forth in the Merger Agreement are satisfied or waived, cause the Merger to be consummated by executing and filing articles of merger with the Registrar or Deputy Registrar of Corporations of the Republic of the Marshall Islands, as provided under the BCA, and make any other filings, recordings or publications required to be made by Jupiter or Apollo under the BCA in connection with the Merger (the date and time of the filing of such Articles of Merger or such later time as may be agreed by each of the parties thereto and specified in such Articles of Merger being the “Effective Time”). Upon payment of the Merger Consideration, the holders of Outstanding Apollo Securities right before the Effective Time, are expected to beneficially own approximately 59.40% of Jupiter’s outstanding securities post-Closing.

The special committee of the board of directors of Jupiter, the board of directors of Jupiter (the “Jupiter Board”), and the shareholders of Jupiter, have all independently approved and adopted the Merger Agreement and approved the Merger and the transactions contemplated thereby. The board of directors of Apollo and its shareholders have independently approved and adopted the Merger Agreement and the Merger. The parties anticipate that the closing of the Merger will take place by the end of the fourth quarter.

The foregoing description is only a summary of the Merger Agreement and is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit 10.1 hereto and incorporated by reference herein. The Merger Agreement is included as an exhibit to this Current Report on Form 6-K in order to provide investors and security holders with material information regarding its terms and the transaction. It is not intended to provide any other factual information about Jupiter or Apollo. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of that agreement; are solely for the benefit of the parties to the Merger Agreement; may have been made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the parties that differ from those applicable to investors. Security holders and investors should not rely on the representations, warranties or covenants or any description thereof as characterizations of the actual state of facts or condition of Jupiter or Apollo.

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Amendment to Certificate of Incorporation

In connection with the Merger, and pursuant to the Merger Agreement, the Articles of Incorporation of Jupiter will be amended and restated in their entirety at the Effective Time in order to, among other things, (i) increase the authorized share capital of the Surviving Corporation to 200,000,000 shares and (ii) increase the number of shares of authorized common stock of the Surviving Corporation to 190,000,000 shares (the “A&R Articles”). The Jupiter Board and its stockholders have independently approved and adopted the A&R Articles for filing with the Registrar of Corporations of the Republic of the Marshall Islands.

The foregoing description is only a summary of the A&R Articles and is qualified in its entirety by reference to the full text of the A&R Articles, which are filed as Exhibit 1.1 hereto and incorporated by reference herein.

Amendment to Bylaws

In connection with the Merger, the Bylaws of Jupiter will be amended and restated in their entirety at the Effective Time in order to, among other things, prescribe and clarify procedures relating to meetings of the shareholders of Jupiter (the “A&R Bylaws”). The Jupiter Board and its stockholders have independently approved the A&R Bylaws for adoption at the Effective Time.

The foregoing description is only a summary of the A&R Bylaws and is qualified in its entirety by reference to the full text of the A&R Bylaws, which are filed as Exhibit 1.2 hereto and incorporated by reference herein.

Forward-Looking Statements

This Report contains or incorporates by reference forward-looking statements. All statements, other than statements of historical facts, that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future are forward-looking statements. Such statements are characterized by terminology such as “anticipates,” “believes,” “expects,” “future,” “intends,” “assuming,” “projects,” “plans,” “may,” “will,” “should” and similar expressions or the negative of those terms or other comparable terminology. These forward-looking statements, which include statements about the ability of the parties to consummate the proposed transaction and the possibility that various closing conditions for the transaction may not be satisfied or waived, and the ability to realize the benefits expected from the transaction are not guarantees of future performance and are subject to risks and uncertainties. Investors are cautioned not to place undue reliance on these forward-looking statements and that our forward-looking statements are not guarantees of future performance and the actual results or developments may differ materially from the expectations expressed in the forward-looking statements.

The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements: (i) the proposed merger may not be completed in a timely manner or at all; (ii) the failure to realize the anticipated benefits of the proposed merger; (iii) the possibility that any or all of the various conditions to the consummation of the merger may not be satisfied or waived; and (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger.

The forward-looking statements in this report are based on information available to Jupiter as of the date hereof, and Jupiter disclaims any obligation to update any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based, except as required by law. For additional information regarding forward-looking statements, please refer to discussions under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in our most recent Annual Report on Form 20-F and in our other reports filed with the Securities and Exchange Commission (“SEC”). Jupiter’s SEC filings are available on the SEC’s website at www.sec.gov.

No Offer or Solicitation

This report is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits:

Exhibit	Description

1.1	Form of Amended and Restated Articles of Incorporation of Jupiter Gold Corporation.

1.2	Form of Amended and Restated Bylaws of Jupiter Gold Corporation.

4.1	Agreement and Plan of Merger, dated as of October 31, 2024, by and between Jupiter Gold Corporation and Apollo Resources Corporation.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 6, 2024

By:	/s/ Marc Fogassa
Name:	Marc Fogassa
Title:	Chief Executive Officer

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